NO ACT

PE
5-14-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



June 26, 2012

Edward Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6/26/12

Re: Xilinx, Inc.
Incoming letter dated May 14, 2012

Dear Mr. Durkin:

This is in response to your letter dated May 14, 2012 concerning the shareholder proposal that the United Brotherhood of Carpenters Pension Fund submitted to Xilinx. We also have received a letter from Xilinx dated May 17, 2012. On May 3, 2012, we issued our response expressing our informal view that Xilinx could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

Enclosure

cc: Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
richard.grossman@skadden.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com



May 17, 2012

**BY EMAIL** (shareholderproposals@sec.gov)

Thomas Kim
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Xilinx, Inc. – Response to Request for Reconsideration and Commission Review of No-Action Letter Related to Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Dear Mr. Kim:

By letter dated May 3, 2012 (the "No-Action Letter"), the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") stated that it would not recommend enforcement action to the Commission if Xilinx, Inc., a Delaware corporation ("Xilinx"), were to omit the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from its 2012 annual meeting proxy materials in reliance on Rule 14a-8(i)(7). The Proposal requests that Xilinx establish an "Audit Firm Independence Report."

This letter is in response to the letter to the Staff, dated May 14, 2012, submitted by the Proponent (the "Reconsideration Request"), requesting that the Staff reconsider its decision in the No-Action Letter or alternatively submit the No-Action Letter to the Commission for review. A copy of this letter is also being sent to the Proponent.

**The Proponent Offers No New Arguments to Support Reconsideration or Review**

The Proponent offers no new facts or arguments to support the Reconsideration Request and simply reiterates the same arguments made in the Proponent's March 28, 2012 letter to the Staff. In fact, the Staff has reviewed substantially similar proposals regarding an audit firm independence report and consistently concurred with the exclusion of such proposals on ordinary business grounds. *See CA, Inc.* (May 3. 2012); *Computer Sciences Corp.* (May 3, 2012); *Dell Inc.* (May 3, 2012); and *McKesson Corp.* (May 3, 2012).

In addition, the Reconsideration Request makes no effort to challenge, refute or distinguish the extensive authority and precedent cited in Xilinx's no-action request letters dated March 9, 2012, March 14, 2012 and April 4, 2012 (collectively, the "No-Action Request"). As noted in the No-Action Request, in *General Electric Co.* (Jan. 28, 2003) and *Loews Corp.* (Jan. 28, 2003), the Staff permitted the exclusion of a shareholder proposal, substantially similar to the Proposal, requesting disclosure of the auditor's years of service and, where service exceeded five years, disclosure regarding the audit committee's justification for the retention of the same audit firm. In its response, the Staff noted that "disclosure of the method of selecting independent auditors" related to the company's ordinary business operations. While the Proponent cites one no-action letter in its Reconsideration Request, the letter is clearly distinguishable. In *The Walt Disney Company* (Dec. 18, 2001) the Staff did not permit exclusion of a shareholder proposal requesting a prohibition on the provision of non-audit services by the company's independent auditors because of the "the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues." However, in *Disney*, the proposal related specifically to the provision of non-audit services by the company's independent auditor, whereas the subject matter of the Proposal involves several matters of ordinary business that are not matters of significant social policy.

Although the Staff has not articulated the standard for reconsideration, it appears that in practice the Staff will not grant a reconsideration request where the proponent does nothing more than reiterate arguments made in previous submissions to the Staff in support of its proposal. *See The Walt Disney Co.* (Nov. 23, 2011, *Commission review denied* Dec. 20, 2011); *Hewlett-Packard Co.* (Nov. 18, 2011, *Commission review denied* Dec. 16, 2011); and *Deere & Co.* (Nov. 18, 2011, *Commission review denied* Dec. 12, 2011). As discussed above, the Proponent offers no new arguments for the Staff to consider and we believe there is no basis for reconsideration or reversal of the Staff's position in the No-Action Letter.

In addition, the Reconsideration Request does not meet the standard for Commission review. Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Staff may present a request for Commission review of a Rule 14a-8 no-action response if the Staff concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." If a request does not meet this standard, the Staff is to deny the request for Commission review. The subject matter of the Proposal relates to a number of ordinary business matters, including auditor rotation. These topics are hardly new and have been the subject of discussion and consideration for some time and do not raise any "novel" or "highly complex" issues. Accordingly, we believe that the No-Action Letter does not involve matters that warrant Commission review.

**The Proposal Does Not Involve Significant Social Policy Issues**

The Proponent's social policy argument is also without merit. The main thrust of the Proponent's argument is that auditor independence is a significant social policy issue, the Proposal discusses auditor independence and the Proposal should therefore not be excludable under Rule 14a-8(i)(7). The Proponent's attempt to reduce the Proposal to the broadest subject matter possible is simply an exercise in semantics. The Proponent fails to acknowledge that the Proposal addresses a number of matters which the Staff has determined involve a company's ordinary business operations. In the No-Action Letter, the Staff acknowledged that "while the proposal addresses the issue of auditor independence, it also requests information about the company's policies and or practices of periodically considering audit firm rotation, seeking competitive bids from other public accounting firms for audit engagement and assessing the risks that may be posed to the company by the long-tenured relationship of the audit firm with the company," all of which are matters relating to Xilinx's ordinary business because they relate to the selection of independent auditors and the management of the independent auditor's engagement.

In addition, in its March 28, 2012 letter to the Staff, the Proponent described the Proposal as "request[ing] information on how the Audit Committee is managing the independent auditor engagement." The Proponent now claims in the Reconsideration Request that the Proposal "should not be seen to transform the topic ... into the selection and management of a company's external audit firm." These statements are entirely inconsistent and again reflect an attempt by the Proponent to recast the Proposal in the broadest and most favorable terms in order to avoid the fact that the Proposal specifically addresses matters relating to management of the independent auditor's engagement.

The Proponent has also failed to demonstrate that the Proposal raises a matter of significant social policy. The report in the Proposal requests information on a variety of topics, including auditor rotation. The Proponent is well aware that proposals involving audit firm rotation are excludable as ordinary business under Rule 14a-8(i)(7) as the Staff recently issued a series of no-action letters in response to a dozen auditor rotation proposals submitted by the Proponent and denied Commission review with respect to three of those letters, despite the Proponent's contention that audit firm rotation had become a significant social policy issue. *See Walt Disney*, *Hewlett-Packard* and *Deere*.

Finally, the Proponent argues that there is increasing public debate on auditor independence sufficient to raise virtually all matters relating to auditor engagement as a significant social policy issue. In support of its argument, the Proponent cites to a recent PCAOB concept release on auditor independence and audit firm rotation. The fact that public company auditing firms are regulated by the PCAOB and that the PCAOB issues concept releases and standards applicable to auditing firms does not by itself elevate matters relating to auditor engagement to a significant social policy issue. We also note that many of these same points as to the policy issues relating to auditor independence were raised by the Proponent in its prior correspondence to the Staff, and as to which the Staff was well aware at the time the Staff issued its No-Action Letter.

**Conclusion**

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff deny the Proponent's request for reconsideration and request for Commission review of the No-Action Letter.

Xilinx is in the process of finalizing its 2012 proxy materials and expects to file its proxy materials on May 29, 2012. Given this timing, Xilinx respectfully requests that the Staff render its decision on an expedited basis.

Should any additional information be desired in support of Xilinx's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 735-2116.

Very truly yours,

Richard J. Grossman

cc: Elizabeth M. O'Callahan, Senior Director and Corporate Counsel
Xilinx, Inc.

Douglas J. McCarron, Fund Chairman
Edward J. Durkin
United Brotherhood of Carpenters Pension Fund

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*
**General President**

[Sent electronically to shareholderproposals@sec.gov ]

May 14, 2012

Thomas Kim
Chief Counsel and Associate Director
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Staff Reconsideration by Division of Corporation Finance of the Staff No-Action Letter to Xilinx, Inc. Company (May 3, 2012) and Submission of the Xilinx, Inc. No-Action Letter to the Full Commission for Review

Dear Ms. Cross:

On May 3, 2012, the Division of Corporation Finance staff ("Staff") issued a no-action letter ("No-Action Letter") to Xilinx, Inc. ("Xilinx" or "Company") advising that the Staff would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") if the Company omits from its proxy statement for its 2012 annual meeting a shareholder proposal titled "Audit Firm Independence Report Proposal" ("Proposal") submitted by the United Brotherhood of Carpenters Pension Fund ("Carpenter Fund" or "Fund") pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended. We respectfully request that the Staff reconsider its decision in Xilinx No-Action Letter or alternatively submit its decision to the full Commission for review pursuant to Part 202.1(d) of Section 17 of the Code of Federal Regulations. These requests to the Division of Corporation Finance are being joined in the interests of expediting reconsideration and review of the No-Action Letter. A copy of this Request for Staff Reconsideration and Commission Review is simultaneously being sent to Xilinx and its outside counsel.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

**The Audit Firm Independence Report Proposal**

The Audit Firm Independence Report Proposal, a copy of which is attached as Exhibit A, requests that the Company's audit committee prepare a report for shareholders that contains several items of disclosure related to processes and practices undertaken by the audit committee to preserve and protect the independence of the Company's external audit firm. The Proposal's supporting statement identifies the importance of auditor independence to the effective functioning of our nation's capital markets .

**Staff Reconsideration of its Xilinx No-Action Letter Decision**

We urge the Staff to reconsider its No-Action Letter decision, specifically its characterization of the issue addressed by the Proposal. The No-Action Letter identifies the subject matter of the Proposal to be "auditor independence," but then after listing information items requested in the Independence Report states that the Proposal concerns "the selection of the independent auditors or, more generally, management of the independent auditor's engagement." We believe that the No-Action Letter's initial description of the Proposal's subject matter as auditor independence correctly defines the Proposal's subject matter and should be the basis for rejection of the Company's Rule 14a-8(i)(7) "ordinary business" exclusion request.

The Proposal's request for a report with information about the Company and audit firm relationship, such as the tenure of the relationship and associated fees, as well as information regarding those processes and practices undertaken by the audit committee to preserve auditor independence squarely addresses the issue of auditor independence. The Proposal's requested information on the processes and practices undertaken by a company's audit committee to protect auditor independence should not be seen to transform the topic of the Proposal into the selection and management of a company's external audit firm. While boards and audit committees have clearly defined responsibilities with regards to protecting auditor independence, shareholders have important voting responsibilities that are dependent on their access to information such as that requested concerning audit committee actions to protect auditor independence. These information needs are particularly acute when, as is the case at Xilinx, shareholders are asked to ratify the retention of the external audit firm selected by the audit committee.

We believe that the Staff's rationale for its decisions in the auditor rotation proposal no-action letters cited by the Company to argue for an "ordinary business" exclusion is pertinent to the present Proposal. Company arguments for no-action relief against the auditor rotation proposal focused on the direct imposition upon audit committee auditor retention and relationship management responsibilities associated with a mandated audit firm rotation requirement. In this instance, the

Proposal simply requests basic information about the Company and audit firm relationship, and practices to protect auditor independence. Full compliance with the Proposal's information requests would in no manner effect, limit, or dictate any aspects of the audit committee's responsibilities to select the Company's external audit firm or manage the audit firm relationship.

It is well established in our system of corporate governance that shareholders have rights and duties to protect their investment interests through the informed exercise of their voting rights. The audit firm retention and management responsibilities of an audit committee should not be a basis for precluding shareholder initiatives, including the submission of shareholder proposals, designed to procure information that will allow for the informed exercise of shareholder voting rights on matters related to auditor independence. The Staff's No-Action Letter decision does exactly that.

There are two shareholder voting contexts in which the information requested in the Proposal's Independence Report is critically important: the election of directors and the ratification of the selection of the external audit firm. A corporation's board members are shareholder representatives with fiduciary obligations to act in the corporation's and shareholders' best interests. In director elections, shareholders are presented with certain prescribed disclosure on a range of topics including individual nominee qualifications, corporate governance provisions, and executive compensation, but they also have important rights to seek additional information that will enable them to exercise their voting rights on a more informed basis. Further, many corporations, including Xilinx, include an auditor ratification vote in their annual proxy statement, with little information provided for shareholder consideration. [1] Given the paucity of information typically provided shareholders in auditor ratification proposals, the requested information outlined in the Proposal is vitality important to providing shareholders a meaningful voting right in this context.

In considering our request for Staff reconsideration, the Staff should consider its no-action decision in *The Walt Disney Company* (Dec. 18, 2001) in which the Staff addressed a proposal relating to the same subject matter, auditor independence, as that presented by the Proposal. In *Disney*, the proposal sought to enhance auditor independence by requesting that the board of directors adopt a policy that the

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1 It is common for companies to include a nonbinding auditor ratification vote in their annual proxy and note that while the vote is not required, it is included as "a matter of good corporate governance," (see page 30 of Xilinx's 2011 proxy statement). It should be noted that the auditor ratification vote is generally the only "routine" voting issue presented on a company's proxy and thus broker voting discretion can be exercised allowing "broker non-votes" to be recognized at the meeting and counted in establishing a meeting quorum.

company's independent auditors only be allowed to provide audit services to the company and not any other type of non-audit services. Disney sought to omit the proposal pursuant to Rule 14a-8(i)(7) on the ground that it related to its ordinary business operations; specifically, that it encroached upon the Board and Audit Committee's discretion to engage its independent auditors. It argued:

> [W]e believe the Commission has recognized the appropriateness of leaving basic responsibility for the maintenance of auditor independence, within the limits adopted in the Commission's rules, to each registrant's board of directors and audit committee.

The proponent in *Disney* rebutted the company's argument in words that we believe apply equally to the instant case:

> The Fund respectfully submits that the Company has confused the ordinary business of "selecting" auditors (see the numerous rulings cited by the Company on pages 3-4 of its letter) with the broad policy sought in the proposal to ensure that whoever the Company selects to be its independent accountant is truly "independent" by removing the potential for conflicts of interest that is created if the accountant renders "other" services to the Company in addition to its audit service.

This same logic supports inclusion of the Proposal. The proposal in *Disney* sought to enhance auditor independence by limiting the provision of non-audit services; the Proposal in the instant case seeks to enhance auditor independence by providing shareholders information regarding the retention and management of the external auditor relationship. With this information in hand, shareholders will be better equipped to make informed decisions in the exercise of their voting rights in director elections and company-sponsored auditor ratification votes.

A further basis for Staff reconsideration of its Rule 14a-8(i)(7) positions in the Xilinx No-Action Letter is that the subject matter of the Proposal, auditor independence, raises a significant policy issue that transcends the scope of the "ordinary business" basis for exclusion. In determining whether to allow the exclusion of a shareholder proposal as a matter of "ordinary business," the Staff must consider whether the subject matter of the proposal "has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue." *AT&T Inc.* (Feb. 2, 2011). We believe that the Proposal directly relates to a significant policy issue, auditor independence, that is the subject of widespread public debate and therefore should not be excludable under the ordinary business rule. While longstanding, the public and professional debate on the means of enhancing auditor independence is clearly intensifying. In the wake of a severe credit market collapse that saw the unrestrained use of complex, high risk, and poor quality financial products, enhancing auditor independence and investor confidence in the quality of financial reporting is of paramount importance

In the US and international markets, methods to enhance and protect auditor independence are being considered with increasing urgency. In its recent Concept Release entitled "Auditor Independence and Audit Firm Rotation," the Public Company Accounting Oversight Board ("PCAOB") solicited public comment on ways that auditor independence, objectivity and professional skepticism can be enhanced. The Concept Release prompted unprecedented levels of response from a wide range of corporations, audit firms, professional associations, investors and academic representatives.[2] Internationally, the issue of auditor independence is receiving heightened attention by the European Commission and other regulatory bodies.

**Request for Commission Review**

We combine our request for staff reconsideration of its No-Action Letter decision with a request that the Staff, should it confirm its No-Action Letter decision, bring its No-Action Letter decision to the full Commission for review. Pursuant to Section 202.1(d) of the SEC Rules of Practice, "[t]he staff, upon request or on its own motion, will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex." The Fund's Audit Firm Independence Report proposal involves a matter of substantial importance – auditor independence – addressed in a novel manner – the presentation of a range of auditor independence-related information designed to enhance shareholder voting rights - that meets the standard for Commission review.

The public debate on the issue of auditor independence and the best means of enhancing auditor independence that has been stimulated by the PCAOB's Concept Release and related public hearing, along with international actions is broadening and intensifying. Very powerful participants, particularly corporate interests, are fully engaged. The Fund's Proposal represents an important private-ordering approach to the important issue of auditor independence. The Proposal is a mechanism for shareholders to access information on an audit committee's handling of its various responsibilities related to protecting auditor independence, so as to inform their voting and heighten board accountability on the issue of auditor independence.

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[2] As of the close of the comment period on the Concept Release on "Auditor Independence and Audit Firm Rotation," the PCAOB received 659 comment letters from corporations, audit firms, professional associations, investors and academics. Additionally, the PCAOB held a public hearing on March 21-22 on "Firm Independence and Rotation" to gather additional information and ideas on protecting and enhancing audit firm independence.

**Conclusion**

We respectfully submit that the Proposal's subject matter of "auditor independence" can no longer be considered a matter of "ordinary business" on which shareholders have no right to be heard. Auditor independence is a matter of substantial importance and shareholders have the right to present and vote on shareholder proposals designed simply to provide investors information on the retention of a company's external audit firm by its audit committee and aspects of the management of that relationship. We respectfully request that the Division of Corporation Finance submit the Staff decision to the full Commission for review.

The Carpenter Fund would welcome the opportunity to provide any additional information concerning this Request for Staff Reconsideration and full Commission Review. Please direct correspondence regarding this letter to the undersigned at edurkin@carpenters.org.

Sincerely,

Ed Durkin

Edward Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters

cc. Richard Grossman, Skadden, Arps, Slate, Meagher & Flom, LLP
Elizabeth M. O'Callahan, Xilinx Inc.

EXHIBIT A

**Audit Firm Independence Report Proposal**

Auditor independence is the foundation for investor confidence in financial reporting. The Public Company Accounting Oversight Board (PCAOB) describes auditor independence as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," an attitude that includes a questioning mind and a critical assessment of audit evidence. An auditor must conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

In a system in which corporate audit clients pay for-profit accounting firms to audit their financial statements, every effort must be made to protect auditor independence. Long-term auditor-client relationships are common, with the average auditor tenure at the largest 100 U.S. companies averaging 28 years, and 21 years at the 500 largest companies. Proxy data indicates that Xilinx, Inc. ("Company") has retained Ernst & Young LLP as its outside auditor since 1984, and paid $22,7689,300 in total fees to Ernst & Young over the last 10 years.

We believe the Board's Audit Committee, whose members have a principal responsibility to protect auditor independence, should provide shareholders an annual Audit Firm Independence Report to give shareholders insight into the auditor–client relationship and efforts undertaken to protect auditor independence.

**Therefore, Be it Resolved:** That the shareholders of Xilinx, Inc. request that the Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:

1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;

2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;

3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;

4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;

5. Information regarding any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism, and

6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.